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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS:
Net income (loss)	$103,500	$137,061	$(75,140)	$97,114	$41,536
Provisions for income taxes	55,968	68,079	55,290	57,281	28,153
Interest expense	10,564	7,501	4,163	1,947	3,771
Amortization of deferred financing costs	1,745	410	316	253	185
Interest portion of operating leases	3,480	4,356	3,464	2,472	2,373

Earnings for ratio calculation	$175,257	$217,407	$(11,907)	$159,067	$76,018

FIXED CHARGES:
Interest expense	$10,564	$7,501	$4,163	$1,947	$3,771
Amortization of deferred financing costs	1,745	410	316	253	185
Interest portion of operating leases	3,480	4,356	3,464	2,472	2,373

Total fixed charges	$15,789	$12,267	$7,943	$4,672	$6,329

RATIO OF EARNINGS TO FIXED CHARGES	11.10	17.72	(1.50)	34.04	12.01

DOLLAR AMOUNT OF COVERAGE DEFICIENCY			$3,963

  For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of deferred financing costs and an interest factor attributable to operating leases.

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  Exhibit 12.1